September 12, 2007

Kevin Vaughn, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, NE

Washington, DC   20549

Re:

Quipp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

SEC File No. 0-14870

Dear Mr. Vaughn:

We are providing this letter to respond to the comments of the staff contained in your August 30, 2007 letter to the undersigned.  Set forth below are the staff’s comments and our responses.

Form 10-K for the Fiscal Year Ended December 31, 2006

Notes to Consolidated Financial Statements, page 27

Note 6. Acquisition, page 34

1.

We note your response to prior comment 5. Based on the disclosure in the filing it appears that the valuation of goodwill and other intangible assets and in conjunction with your Newstec, Inc. acquisition is based in part on the work of the independent appraisal consultant. As such, if you elect to continue to refer to the expert in any capacity, revise future filings to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation form as an exhibit to the registration statement.

Quipp will eliminate reference to the independent appraisal consultant in future filings.

Exhibit 31.1 and 31.2

2.

We note your response to the prior comment 7. We continue to request that you revise your certifications in future filings to provide the certifications in the exact form prescribed by Item 601(b)(31) of Regulation S-K.

Quipp will revise the certifications to the exact form prescribed by Item 601(b)(31) of Regulation S-K in future filings.

Thank you for your consideration.  If you have any further questions or comments, please address them to me.

Sincerely,

QUIPP, INC.

By:

/s/ERIC BELLO

Eric Bello, Chief Financial Officer

cc:

Martin James, Assistant Chief Accountant

Tara Harkins, Staff Accountant

Alan Singer, Esquire